VIA EDGAR SUBMISSION

July 25, 2019

William Demarest
Division of Corporation Finance
Office of Real Estate and
Commodities

Re:
Columbia Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2018
Filed February 13, 2019

File No. 001-36113

Dear Mr. Demarest:

On behalf of Columbia Property Trust, Inc., a Maryland corporation (the "Company"), we are responding to the comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated July 22, 2019 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2018, which was filed with the Commission on February 13, 2019.

For ease of reference in this letter, your comments appear in italics directly above the Company's responses.

Consolidated Statements of Operations, page F-4

1.	Please tell us how your presentation of the line item for gains on sales of real estate assets complies with ASC 360-10-45-5.

Response:
We acknowledge that the SEC's Disclosure Update and Simplification rules eliminated Regulation S-X, Rule 3-15, Special Provisions as to Real Estate Investment Trusts, effective November 5, 2018, and therefore, that ASC 360-10-45-5 applied in our 2018 Form 10-K. We further acknowledge that our presentation of gains on sales of real estate assets in our 2018 Form 10-K had not been updated to comply with ASC 360-10-45-5.
We have evaluated the impact of this presentation error on both a quantitative and qualitative basis, and determined that it did not have a material impact on our financial statements or disclosures. The change in presentation of gains on sales of real estate assets relates to classification within the income statement; therefore, it had no impact on our GAAP net income, earnings per share, or funds from operations (FFO). As a REIT, FFO is the primary non-GAAP metric used by our stakeholders. FFO excludes gains (losses) on sales of real estate assets and impairments on real estate assets.
Beginning with our Form 10-Q filing for the period ended March 31, 2019, we changed the Consolidated Statement of Operations presentation to comply with ASC 360-10-45-5 by removing all profit subtotals other than net income. In future filings, when applicable, we will also include "gains (losses) on sales of real estate assets" in the subtotal "income from continuing operations."

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If we can be of any assistance in explaining this response, please let us know. Please contact me with any questions at (404) 465-2200.

Sincerely,
/s/ James A. Fleming
Chief Financial Officer

cc:	Jennifer Monick, Securities and Exchange Commission
Keith Townsend, King & Spalding LLP
Rob Fleshman, Deloitte & Touche LLP